UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)

                   IMAGE ENTERTAINMENT, INC.
                        (Name of Issuer)
                   COMMON STOCK, NO PAR VALUE
                   (Title of Class of Stock)

                           452439 201
                         (CUSIP Number)

                       David K. Thompson
           Vice President - Assistant General Counsel
                    The Walt Disney Company
        500 South Buena Vista Street, Burbank, CA  91521
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                          May 17, 1994
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 452439201                Page 2 of 4 Pages

1    NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     The Walt Disney Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     1,462,790 shares

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     1,462,790 shares

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,462,790 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.5%

14   TYPE OF REPORTING PERSON*

     CO


          This Amendment No. 2 to the Statement on Schedule 13D is filed on behalf of The Walt Disney Company, a Delaware corporation (the "Company").


1. Item 3 of the Statement of Schedule 13D is hereby amended by adding the following:

     Item 3.  Source and Amount of Funds and Other Consideration

     On July 15, 1994 (the date sixty days after May 16, 1994), the Warrant will become exercisable with respect to an aggregate of 1,462,790 shares of Common Stock.

2. Item 5 of the Statement on Schedule 13D is hereby amended by adding the following:

     Item 5.  Interest in Securities of the Issuer.

          (a) On July 15, 1994 (the date sixty days after May 16, 1994), the Warrant will become exercisable with respect to an aggregate of 1,462,790 shares of Common Stock, representing approximately 10.5% of the outstanding shares of Common Stock of the Issuer based upon the number of outstanding shares set forth in the Issuer's Form 10-Q for the period ended December 31, 1993 and adding thereto the aggregate number of shares of Common Stock issuable upon exercise of the Warrant as of July 15, 1994. For purposes of computing the percentage beneficial ownership of the Issuer in the preceding sentence, the total number of shares of Common Stock considered to be outstanding is 13,950,443.

          (c)  On July 15, 1994 (the date sixty days after May
16, 1994), rights to acquire 208,970 shares of Common Stock will become exercisable pursuant to the Warrant.

                           SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         THE WALT DISNEY COMPANY


                         By: /s/ David K. Thompson  _
                            Name: David K. Thompson
                            Title: Vice President
                                   Assistant General Counsel


Dated:  May 17, 1994